UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 24 October 2023

Financial information at 30 September 2023

Focus on the Lead the future strategic plan, prioritize value and operational efficiency.

3Q results fully in line with the confirmed 2023 financial targets.

In millions of euros	3Q 2023	change comparable basis	change historical basis	9M 2023	change comparable basis	change historical basis
Revenues	10,999	1.8%	1.6%	32,544	1.9%	1.3%
EBITDAaL	3,596	1.4%	0.4%	9,491	1.0%	(0.3)%
eCAPEX (excluding licenses)	1,597	(7.0)%	(7.7)%	4,751	(6.1)%	(7.6)%
EBITDAaL - eCAPEX	1,999	9.3%	8.0%	4,740	9.4%	8.4%

Commenting on the publication of these results, Christel Heydemann, Chief Executive Officer of the Orange Group, said:

"In an unstable global environment, we have once again demonstrated our ability to execute our "Lead the future" strategic plan, giving us confidence that we are on track to achieve our ambitions for 2025.

In France and Europe, the quarterly results in retail services continue to demonstrate a positive momentum that is driven by our value strategy, helped by the price increases we are implementing with the utmost care. In Spain, our discussions with regard to the merger with MasMovil are continuing with a view to securing European Commission approval by the end of this year.

Africa and the Middle East continue their excellent performance driving the Group’s growth, with revenues increasing by over 12% and ten countries recording double-digit growth.

In the Enterprise market, rapid growth in IT&IS revenues of more than 9% is offsetting the decline in our historical activities, while Orange Business continues its transformation.

Finally, we are maintaining our drive to improve efficiency through the execution of our cost-cutting plan, accelerating EBITDAaL growth in the third quarter (+1.4% vs. +1% in the second quarter).

On the strength of these results, for which I would like to warmly thank all the Group's teams, we are confirming our objectives for 2023.

Together, we continue to build and strengthen the Orange Group, ensuring its competitiveness with confidence and determination."

•  Revenues for the third quarter of 2023 were 10,999 million euros, an increase of 1.8%, or 194 million euros, year on year[1] (compared with +2.6% in 2Q and +2.0% in H1). Revenue growth in the quarter was driven by retail services[2], which grew by 3.8%, or 304 million euros (+4.3% in 2Q and +3.6% in H1). This increase, in absolute terms, was more than double the decline in revenues from wholesale services, which continued to decrease, falling 6.7% or -123 million euros (-4.1% in 2Q and -5.9% in H1).

•  In France, continued growth in retail services excluding PSTN (+3.4%) and in mobile equipment sales (+3.0%) offset the anticipated decline in wholesale services revenues. Revenues thus continued their improvement, falling -0.5% (-1.3% in 2Q and -1.8% in 1Q).

•  In Europe, revenues from retail services continued to grow, up 2.3%, thanks to the value strategy and in spite of an unfavorable baseline effect related to progressive price increases during 2022.

•  Africa & Middle East continued to post very strong growth of 12.2%, driven by double-digit increases in its four growth engines (+17.8% for mobile data, +17.0% for fixed broadband, +28.2% for Orange Money and +20.3% for B2B across the board).

•  Growth in IT & Integration services revenues in the Enterprise sector accelerated to 9.3% (+8.8% in 2Q and +7.1% in H1) and more than offset the structural decline in the Voice and Data legacy businesses. Enterprise revenues increased 0.6%, reflecting stable mobile revenues, with the growth in services being offset by the decrease in equipment sales.

•  In terms of commercial performance[3], the Group maintained its leadership position in convergence, with 11.9 million convergent customers Group-wide (+1.0%), as well as its commercial momentum in mobile contracts and very high-speed fixed broadband accesses. Mobile services had 250.9 million accesses (+4.2%), including 100.8 million contracts (+9.0%). Fixed services totaled 44.8 million accesses (-2.9%), including 16.0 million very high-speed broadband accesses which continued to grow strongly (+12.8%). Fixed narrowband accesses continued their structural decline (-14.3%).

•  Growth in EBITDAaL accelerated to 1.4% in the third quarter of 2023 (+1.0% in 2Q and +0.5% in 1Q), in line with the target for the year end. Despite the inflationary backdrop, the operational efficiency program continued on its trajectory towards achieving its target of 600 million euros by 2025, on a defined cost base of 11.8 billion euros at the end of 2022.

•  eCAPEX was 1,597 million euros in the third quarter of 2023, a year-on-year reduction of 7.0%, in line with the objective of a substantial reduction for the year as a whole. At 30 September 2023, Orange had 70.0 million households connectable to FTTH worldwide (up 11.9% year on year) and an FTTH customer base of 15.0 million (+13.5%).

The Group reconfirms its financial targets, in particular those for 2023[4], as presented at the Capital Market Day on 16 February:

•  Slight growth in EBITDAaL

•  Significant reduction in eCAPEX

•  Organic cash-flow from telecom activities of at least 3.5 billion euros

•  Net debt/EBITDAaL ratio for telecom activities unchanged at around 2x in the medium term

Orange has also confirmed an interim dividend cash payment for 2023 of 0.30 euros per share, which will take place on 6 December 2023. A dividend of 0.72 euros per share for 2023 will be proposed to the Annual Shareholders’ Meeting in 2024.

_______________________________________________________________________________

The Board of Directors of Orange SA met on 23 October 2023 to review the consolidated financial results at 30 September 2023.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Changes in the asset portfolio

Joint venture with Masmovil in Spain

On 28 July, the European Commission suspended its analysis of the project (Phase II, which began in April), in order for parties to provide feedback on the competition concerns it has identified and the commitments that the two groups could make to resolve them. The Orange group remains confident that the competent authorities will approve the transaction towards the end of 2023, which would allow for it to be finalized in the first quarter of 2024.

Acquisition of NEHS Digital and Xperis

On 26 September, Enovacom, the healthcare subsidiary of Orange Business and the French leader in healthcare data interoperability, announced that it had finalized the acquisition of two subsidiaries of the Mutuelle Nationale des Hospitaliers (MNH) group:

-       NEHS Digital, an editor, a service provider and distributor of healthcare solutions, particularly in medical imaging, and

-       Xperis, a healthcare data interoperability specialist.

These two entities NEHS Digital and Xperis cover five key areas of expertise: medical imaging, telemedicine, the organization of medical interpretation services, the production and coordination of care services, and the security and interoperability of information systems. Following the integration of NEHS Digital and Xperis, Enovacom’s teams will benefit from the expertise of more than 600 e-healthcare professionals.

This acquisition, confirming Enovacom's position as one of the leaders in the e-healthcare sector in France, is part of the strategic plan Lead the future and reinforces Orange Business’ strategy to develop solutions for healthcare professionals.

ESG

A sustainability-linked bond issuance

On 4 September, Orange successfully completed its inaugural sustainability-linked bond issuance, for a nominal amount of 500 million euros, linked to the Group’s target of a 45% reduction in its greenhouse gas emissions (Scopes 1, 2 and 3) by 2030 (compared with 2020) and its commitment to provide digital support and training to external beneficiaries (6 million beneficiaries cumulatively between 2021 and 2030). This enables Orange to extend the maturity of its debt and diversify its sources of financing on optimal terms. With an oversubscription of five times, this bond issue was very well received by the markets, demonstrating their confidence in the Group’s financial strength, strategy and ability to achieve its ESG goals.

Review by operating segment

France

In millions of euros	3Q 2023	change comparable basis	change historical basis	9M 2023	change comparable basis	change historical basis
Revenues	4,439	(0.5)%	(0.6)%	13,130	(1.2)%	(1.2)%
Retail services (B2C+B2B)	2,804	2.1%	2.1%	8,343	1.6%	1.6%
Convergence	1,277	4.9%	4.9%	3,770	4.0%	4.0%
Mobile-only	592	0.0%	0.0%	1,774	1.6%	1.6%
Fixed-only	934	(0.4)%	(0.4)%	2,799	(1.6)%	(1.6)%
Wholesale	1,131	(7.4)%	(7.5)%	3,389	(7.8)%	(7.9)%
Equipment sales	350	3.0%	3.0%	934	4.7%	4.7%
Other revenues	154	1.0%	(0.5)%	464	(8.6)%	(8.6)%

Growth in retail services continued to drive revenues in the third quarter

France, with revenues of 4,439 million euros, reduced the decline to 0.5% year on year (-22 million euros, after -1.3% in 2Q and -1.8% in 1Q). This was due to the expected decline in wholesale services of 7.4% (-91 million euros) that was partially offset by the growth of retail services (+56 million euros).

Excluding PSTN, revenues from retail services continued their growth rising 3.4%, thanks to the value strategy, mainly implemented through base price increases the full impact of which is only being seen in the second half of the year. All ARPOs increased and convergent ARPO reached 74 euros, +2.7 euros year on year.

In this context, commercial activity remained good in the third quarter, with net additions of +83,000[5] in mobile (compared with +29,000 in 2Q) and -31,000 in fixed-line broadband (compared with -33,000 in 2Q), including +259,000 in fiber (compared with +250,000 in 2Q), while maintaining a disciplined marketing policy and "more and more" actions that will continue to fuel growth in the coming quarters. The churn rate remained under control at 11.9%.

Lastly, revenues from equipment sales were up 3% in the third quarter, largely as a result of sales of higher-value mobile handsets.

Europe

In millions of euros	3Q 2023	change comparable basis	change historical basis	9M 2023	change comparable basis	change historical basis
Revenues	2,923	0.0%	5.8%	8,469	2.1%	4.7%
Retail services (B2C+B2B)	2,069	2.3%	12.2%	5,859	3.3%	6.8%
Convergence	818	3.7%	15.2%	2,284	4.3%	8.2%
Mobile-only	747	0.9%	2.5%	2,196	2.0%	2.5%
Fixed-only	381	(0.8)%	27.3%	995	(0.3)%	9.0%
IT & Integration services	123	11.9%	15.2%	384	16.7%	19.8%
Wholesale	444	(10.8)%	(8.5)%	1,258	(8.4)%	(7.7)%
Equipment sales	412	3.9%	6.8%	1,234	10.6%	11.7%
Other revenues	(1)	-	-	118	(10.5)%	(12.8)%

Continued growth in retail services

Revenues in Europe were stable in the third quarter (+1 million euros, after +2.7% in 2Q).

The growth of 2.3% in retail services (+46 million euros, after rising 4.2% in 2Q) was driven by the value strategy, even though the impact of the price increases in 2022 in all geographical areas was only moderate. The positive performances of Convergence (+3.7%) and B2B (+3.1%) offset slowing year-on-year growth of 3.9% in equipment sales (+11.1% in 2Q), as well as the decrease of 10.8% in wholesale services (-6.7% in 2Q), due to the regulatory decline in call termination rates (with little impact on margins) and international traffic, particularly in Spain.

Commercial activity improved in the third quarter compared with the second quarter, with net additions of +76,000 in fiber (FTTH) (compared with +71,000 in 2Q), while net additions in Mobile contracts excluding M2M declined 59,000, affected by the termination of a temporary contract in Romania. Adjusted for this change in the commercial base, mobile net additions would be 100,000.

Revenues in Spain were stable at +0.1% (+2.1% in 2Q), due to growth of 2.4% in retail services (+1.9% in 2Q), tied to the increase in ARPOs and the improvement in the churn rate. This performance was partially offset by the decline in wholesale services revenues (-10.6%) which were impacted, as in previous quarters, by the regulatory reduction in call termination rates, with little effect on margins. Equipment sales continued to grow rising 4.1% year on year.

In a highly competitive market, Spain continued to sustain its growth focusing on customer value management combined with a rigorous marketing policy. This was reflected again in the quarter with a 3.9% improvement in convergent ARPO, while churn continued to decrease resulting in a 2.6-point decline in the annualized churn rate.

The FTTH customer base grew 9,000 (+6,000 in 2Q), while that of Mobile contracts (excluding M2M) rose 3,000 (+51,000 in 2Q).

Africa & Middle East

In millions of euros	3Q 2023	change comparable basis	change historical basis	9M 2023	change comparable basis	change historical basis
Revenues	1,816	12.2%	1.9%	5,287	11.1%	2.4%
Retail services (B2C+B2B)	1,615	11.8%	2.3%	4,698	10.8%	3.0%
Mobile-only	1,380	11.2%	1.6%	4,031	10.3%	2.4%
Fixed-only	217	12.2%	3.4%	628	13.0%	5.6%
IT & Integration services	18	86.2%	79.5%	38	32.2%	24.4%
Wholesale	173	16.4%	0.1%	497	15.0%	0.1%
Equipment sales	21	(1.5)%	(14.2)%	64	(6.7)%	(19.1)%
Other revenues	7	47.7%	3.7%	29	40.7%	12.4%

Africa & Middle East continued to deliver double-digit growth in the third quarter of 2023 driven by its four growth engines

Africa & Middle East revenues increased strongly in the third quarter rising 12.2% (+197 million euros, after +12.0% in 2Q). Ten of the 16 consolidated countries achieved double-digit growth. The region continued to demonstrate its agility and resilience amid security tensions and currency devaluations in some countries.

This performance was underpinned by the rapid development of retail services (+11.8%, vs. +11.2% in 2Q) due to double-digit growth in the four growth engines, namely mobile data (+17.8%, vs. +16.7% in 2Q), fixed broadband (+17.0%, vs. +16.8% in 2Q), Orange Money (+28.2%, vs. +25.5% in 2Q) and B2B across the board (+20.3%, vs. +13.2% in 2Q), with a positive effect on volume and value.

The mobile customer base reached 148.0 million, a year-on-year increase of 4.0% (+5.0% in 2Q), with a +5.2% increase in average mobile ARPO (+4.3% in 2Q).

Enterprise

In millions of euros	3Q 2023	change comparable basis	change historical basis	9M 2023	change comparable basis	change historical basis
Revenues	1,901	0.6%	(0.3)%	5,846	0.8%	0.9%
Fixed-only	788	(7.5)%	(8.6)%	2,429	(6.6)%	(6.6)%
Voice	214	(14.2)%	(14.7)%	678	(11.5)%	(11.4)%
Data	574	(4.7)%	(6.1)%	1,752	(4.6)%	(4.6)%
IT & Integration services	886	9.3%	8.6%	2,681	7.8%	8.1%
Mobile	227	(0.4)%	(0.4)%	736	2.9%	2.9%
Mobile-only	173	6.4%	6.4%	521	6.8%	6.8%
Wholesale	10	4.1%	4.1%	31	1.6%	1.6%
Equipment sales	44	(20.9)%	(20.9)%	184	(6.5)%	(6.5)%

Acceleration of IT & Integration services and implementation of the recovery plan

Enterprise revenues reached 1,901 million euros in the third quarter of 2023, with slight growth of 0.6% (+11 million euros, following + 2.4% in 2Q).

The growth of IT & Integration services of 9.3% (+76 million euros, after +8.8% in 2Q) offset the structural decline of 7.5% in fixed Voice and Data legacy activities (-64 million euros, -5.8% in 2Q). Mobile revenues stagnated, down 0.4% (-1 million euros, after + 9.4% in 2Q) due to the decrease in equipment sales, which offset the increase in mobile services revenues.

In the third quarter, IT & Integration services accounted for 46.6% of revenues (45.5% in the first half). The Digital & Data and Orange Cyberdefense activities produced third-quarter growth of 7.1% (+4.7% in 2Q) and 13.0% (+12.2% in 2Q) respectively.

The acquisition of NEHS Digital and Xperis reinforces Orange Business’ strategy of developing solutions for healthcare professionals.

The simplification of the Orange Business product portfolio is on track to halve the number of products and services in 1Q 2024.

The training and retraining plan for key digital professions (virtualization, Cloud, data, artificial intelligence and cybersecurity) resulted in 7,874 certifications out of the 20,000 targeted by 2025.

Totem

In millions of euros	3Q 2023	change comparable basis	change historical basis	9M 2023	change comparable basis	change historical basis
Revenues	170	1.1%	1.1%	513	3.2%	3.2%
Wholesale	170	1.1%	1.1%	513	3.2%	3.2%
Other revenues	-	-	-	-	-	-

Revenues for the Totem TowerCo[6] reached 170 million euros in the third quarter, an increase of 1.1% (+2 million euros, following +0.7% in 2Q), driven by a 3.1% rise in hosting revenues. In the third quarter of 2023, 16.7% of hosting revenues came from external customers.

This change reflects the increase in the number of sites, which reached 27,203 at 30 September 2023 (compared with 26,990 at 30 September 2022, +213 sites), with a tenancy ratio at 1.38 co-tenants per site, which is well on the way to achieving the target of 1.5 co-tenants by 2026.

International Carriers & Shared Services

In millions of euros	3Q 2023	change comparable basis	change historical basis	9M 2023	change comparable basis	change historical basis
Revenues	351	(6.7)%	(7.1)%	1,114	(2.8)%	(3.1)%
Wholesale	231	(11.8)%	(12.2)%	747	(6.6)%	(6.7)%
Other revenues	120	4.9%	4.3%	367	5.7%	5.2%

International wholesale services revenues declined 11.8% in the third quarter (-31 million euros, following + 4.7% in 2Q due to the sale of Arimao cable for 47 million euros). The downward trend in voice traffic was partially offset by roaming services and Data activities.

The 4.9% increase in other revenues (+6 million euros, +6.3% in 2Q) was primarily due to the resale of Orange Marine’s submarine cables and sustained growth in its installation and maintenance activities.

Mobile Financial Services

Mobile Financial Services had 3.26 million customers at 30 September 2023, including 2.0 million in Europe (Orange Bank) and 1.26 million in Africa (Orange Bank Africa), a year-on-year increase of 0.36 million customers.

The announcement that exclusive negotiations had been entered into with BNP Paribas with a view to withdrawing from the European retail banking market had little effect on the activities of Orange Bank, which maintained the high quality of its offering. In France, it is still ranked number one among online banks for customer satisfaction by the Trustpilot review platform and Google Customer Reviews.

In Africa, loan production continued to increase, due to the rise in the value of loans granted.

The Banking Commission of the West African Monetary Union (WAMU) has approved the opening of an Orange Bank Africa branch in Senegal. It is scheduled to launch in 2024.

Calendar of upcoming events

15 February 2024                - Publication of 2023 financial results

24 April 2024                       - Publication of First Quarter 2024 financial results

Contacts

press: Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Louis Celier
louis.celier@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	3Q 2023	3Q 2022 comparable basis	3Q 2022 historical basis	variation comparable basis	change historical basis
Revenues	10,999	10,805	10,823	1.8%	1.6%
France	4,439	4,461	4,465	(0.5)%	(0.6)%
Europe	2,923	2,922	2,764	0.0%	5.8%
Africa & Middle East	1,816	1,619	1,782	12.2%	1.9%
Enterprise	1,901	1,891	1,906	0.6%	(0.3)%
Totem	170	168	168	1.1%	1.1%
International Carriers & Shared Services	351	376	378	(6.7)%	(7.1)%
Intra-Group eliminations	(601)	(632)	(640)
EBITDAaL (1)	3,596	3,547	3,582	1.4%	0.4%
o/w Telecom activities	3,623	3,576	3,611	1.3%	0.3%
As % of revenues	32.9%	33.1%	33.4%	(0.2 pt)	(0.4 pt)
o/w Mobile Financial Services	(28)	(29)	(29)	5.3%	5.3%
eCAPEX	1,597	1,717	1,731	(7.0)%	(7.7)%
o/w Telecom activities	1,588	1,711	1,725	(7.2)%	(7.9)%
as % of revenues	14.4%	15.8%	15.9%	(1.4 pt)	(1.5 pt)
o/w Mobile Financial Services	8	6	6	36.5%	36.5%
EBITDAaL - eCAPEX	1,999	1,829	1,851	9.3%	8.0%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

30 September data

In millions of euros	9M 2023	9M 2022 comparable basis	9M 2022 historical basis	variation comparable basis	change historical basis
Revenues	32,544	31,938	32,120	1.9%	1.3%
France	13,130	13,287	13,291	(1.2)%	(1.2)%
Europe	8,469	8,293	8,089	2.1%	4.7%
Africa & Middle East	5,287	4,760	5,162	11.1%	2.4%
Enterprise	5,846	5,802	5,795	0.8%	0.9%
Totem	513	497	497	3.2%	3.2%
International Carriers & Shared Services	1,114	1,147	1,150	(2.8)%	(3.1)%
Intra-Group eliminations	(1,814)	(1,848)	(1,864)
EBITDAaL (1)	9,491	9,395	9,515	1.0%	(0.3)%
o/w Telecom activities	9,580	9,480	9,600	1.1%	(0.2)%
As % of revenues	29.4%	29.7%	29.9%	(0.2 pt)	(0.5 pt)
o/w Mobile Financial Services	(90)	(85)	(85)	(5.2)%	(5.2)%
eCAPEX	4,751	5,061	5,143	(6.1)%	(7.6)%
o/w Telecom activities	4,722	5,042	5,123	(6.3)%	(7.8)%
as % of revenues	14.5%	15.8%	15.9%	(1.3 pt)	(1.4 pt)
o/w Mobile Financial Services	29	20	20	44.4%	44.4%
EBITDAaL - eCAPEX	4,740	4,334	4,372	9.4%	8.4%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Quarterly data

	3Q 2023			3Q 2022 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,999	-	10,999	10,823	-	10,823
External purchases	(4,692)	(1)	(4,693)	(4,569)	(3)	(4,572)
Other operating income	204	-	204	182	1	183
Other operating expense	(100)	(4)	(104)	(89)	(11)	(100)
Labor expenses	(2,007)	(164)	(2,171)	(1,996)	(100)	(2,095)
Operating taxes and levies	(321)	(1)	(322)	(329)	(1)	(330)
Gains (losses) on disposal of fixed assets, investments and activities	na	5	5	na	100	100
Restructuring costs	na	(25)	(25)	na	(39)	(39)
Depreciation and amortization of financed assets	(34)	-	(34)	(27)	-	(27)
Depreciation and amortization of right-of-use assets	(380)	(0)	(380)	(374)	-	(374)
Impairment of right-of-use assets	(0)	0	-	-	5	5
Interests expenses on liabilities related to financed assets	(3)	3	na	(1)	1	na
Interests expenses on lease liabilities	(71)	71	na	(39)	39	na
EBITDAaL	3,596	(117)	na	3,582	(8)	na
Significant litigation	(1)	1	na	(3)	3	na
Specific labor expenses	(164)	164	na	(92)	92	na
Fixed assets, investments and business portfolio review	5	(5)	na	100	(100)	na
Restructuring program costs	(27)	27	na	(34)	34	na
Acquisition and integration costs	(4)	4	na	(19)	19	na
Interests expenses on liabilities related to financed assets	na	(3)	(3)	na	(1)	(1)
Interests expenses on lease liabilities	na	(71)	(71)	na	(39)	(39)

30 September data

	9M 2023			9M 2022 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	32,544	-	32,544	32,120	-	32,120
External purchases	(14,023)	(17)	(14,040)	(13,608)	(15)	(13,622)
Other operating income	579	-	579	548	1	549
Other operating expense	(291)	37	(254)	(311)	(20)	(330)
Labor expenses	(6,366)	(429)	(6,795)	(6,357)	(67)	(6,424)
Operating taxes and levies	(1,542)	(4)	(1,545)	(1,564)	(1)	(1,565)
Gains (losses) on disposal of fixed assets, investments and activities	na	55	55	na	136	136
Restructuring costs	na	(61)	(61)	na	(85)	(85)
Depreciation and amortization of financed assets	(93)	-	(93)	(75)	-	(75)
Depreciation and amortization of right-of-use assets	(1,122)	(4)	(1,125)	(1,136)	-	(1,136)
Impairment of right-of-use assets	-	(28)	(28)	(1)	11	10
Interests expenses on liabilities related to financed assets	(10)	10	na	(2)	2	na
Interests expenses on lease liabilities	(187)	187	na	(100)	100	na
EBITDAaL	9,491	(254)	na	9,515	61	na
Significant litigation	55	(55)	na	(4)	4	na
Specific labor expenses	(429)	429	na	(57)	57	na
Fixed assets, investments and business portfolio review	55	(55)	na	136	(136)	na
Restructuring program costs	(97)	97	na	(75)	75	na
Acquisition and integration costs	(35)	35	na	(40)	40	na
Interests expenses on liabilities related to financed assets	na	(10)	(10)	na	(2)	(2)
Interests expenses on lease liabilities	na	(187)	(187)	na	(100)	(100)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	3Q 2023	3Q 2022 historical basis	9M 2023	9M 2022 historical basis
eCAPEX	1,597	1,731	4,751	5,143
Elimination of proceeds from sales of property, plant and equipment and intangible assets	47	68	200	192
Telecommunication licenses	21	227	403	471
Financed assets	45	67	189	136
Investments in property, plant and equipment and intangible assets	1,709	2,092	5,543	5,942

Appendix 4: key performance indicators

In thousand, at the end of the period	September 30 2023	September 30 2022
Number of convergent customers	11,896	11,577
Number of mobile accesses (excluding MVNOs) (1)	250,854	240,424
o/w	Convergent customers mobile accesses	21,889	21,196
Mobile only accesses	228,965	219,228
o/w	Contract customers mobile accesses	100,826	92,123
Prepaid customers mobile accesses	150,028	148,301
Number of fixed accesses (2)	44,808	45,654
Fixed Retail accesses	30,914	31,006
Fixed Broadband accesses	25,064	24,180
o/w	Very high-speed broadband fixed accesses	16,006	13,697
Convergent customers fixed accesses	11,896	11,577
Fixed accesses only	13,168	12,603
Fixed Narrowband accesses	5,850	6,826
Fixed Wholesale accesses	13,894	14,648
Group total accesses (1+2)	295,662	286,078
2022 data is on a comparable basis and includes access to the telecom operator VOO acquired in June 2023 by Orange Belgium.

Key performance indicators (KPI) by country are presented in the "Orange investors data book Q3 2023" available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market, and (iii) equipment sales to other carriers.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, (iii) equipment sales to other carriers, and (iv) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, percentage changes are on a year-on-year basis, calculated against the third quarter of 2022 and on a comparable basis.

[2] Services invoiced to customers (B2C and B2B). See definition in the attached glossary.

[3] Changes are presented on a comparable basis.

[4] These targets are on a comparable basis and do not take into account mergers and acquisitions not yet finalized.

[5] Excluding prepaid

[6] European company within the Orange group that owns and manages the passive mobile infrastructure portfolio of telecommunication towers, initially in France and Spain. It has been presented as a separate business segment since 1 January 2022.

ORANGE

Date: October 24, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations